United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of January 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2

Date of Material Change

The material change occurred on December 31, 2008.

Item 3

News Release

A News Release was disseminated by CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on December 31, 2008.

Item 4

Summary of Material Change

Further to the news release issued by Minera Andes Inc. (the “Corporation” or “Minera Andes”) on December 19, 2008 and its material change report filed on SEDAR on December 30, 2008 the Corporation the Corporation received a cash call Minera Santa Cruz, S.A. (“MSC”), to finance further expansion and development of the San José project.  MSC is owned, indirectly, as to 51% by Hochschild Mining plc (“Hochschild”) and as to 49% by the Corporation.   MSC is the owner of the San José gold project in Argentina.  The Corporation’s share of the cash call is approximately US$11.3 million, payable on or before February 17, 2009.

Under the terms of the Credit Agreement between the Corporation and Macquarie Bank Limited (“Macquarie”) dated October 22, 2007, the Corporation is required to maintain cash and cash equivalents at least equal to the sum of all outstanding cash calls made by MSC to the Corporation plus certain other amounts.  The Corporation’s current cash balance is approximately US$3.3 million.  Accordingly, the Corporation is currently not in compliance with terms of the Credit Agreement as it has insufficient resources to fund the cash call from MSC.

Item 5.1

Full Description of Material Change

Further to the news release issued by Minera Andes Inc. (the “Corporation” or “Minera Andes”) on December 19, 2008 and its material change report filed on SEDAR on December 30, 2008 the Corporation the Corporation received a cash call Minera Santa Cruz, S.A. (“MSC”), to finance further expansion and development of the San José project.  MSC is owned, indirectly, as to 51% by Hochschild Mining plc (“Hochschild”) and as to 49% by the Corporation.   MSC is the owner of the San José gold project in Argentina.  The Corporation’s share of the cash call is approximately US$11.3 million, payable on or before February 17, 2009.

Under the terms of the Credit Agreement between the Corporation and Macquarie Bank Limited (“Macquarie”) dated October 22, 2007, the Corporation is required to maintain cash and cash equivalents at least equal to the sum of all outstanding cash calls made by MSC to the Corporation plus certain other amounts.  The Corporation’s current cash balance is approximately US$3.3 million.  Accordingly, the Corporation is currently not in compliance with terms of the Credit Agreement as it has insufficient resources to fund the cash call from MSC.

The Corporation is also required by the Credit Agreement to maintain its shareholding in MSC at 49%.  If the Corporation does not fund its portion of the cash call by MSC, the Corporation’s shareholding in MSC may be diluted, which would also not comply with the terms of the Credit Agreement.

A portion of the principal amount outstanding under the Credit Agreement is scheduled to be repaid in March of 2009.  The amount scheduled to be repaid totals US$7,500,000.  The remaining outstanding principal under the loan of US$10,000,000 is scheduled to be repaid in September of 2009. The obligations to Macquarie under the Credit Agreement are secured by all of the assets of the Corporation.

The Corporation is in discussions with Macquarie about the possibility of refinancing the Credit Agreement or rescheduling the amounts due to Macquarie in March 2009 and is also reviewing other financing options which might be available to it.  To date, Macquarie has not given notice of its intention to accelerate amounts due under the Credit Agreement.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Allen Ambrose, President, and Chairman at (509) 921-7322.

Item 9

Date of Report

January 6, 2009

SCHEDULE “A”

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES REPORTS

STATUS OF CREDIT AGREEMENT

SPOKANE, WA – December 31, 2008 – Minera Andes Inc. (TSX-MAI and US OTC: MNEAF)

Further to the announcement made by Minera Andes Inc. (the “Corporation”) on December 19, 2008, on that date it received a cash call from Minera Santa Cruz, S.A. (“MSC”), to finance further expansion and development of the San José project.  MSC is owned, indirectly, as to 51% by Hochschild Mining plc (“Hochschild”) and as to 49% by the Corporation.   MSC is the owner of the San José gold project in Argentina.  The Corporation’s share of the cash call is approximately US$11.3 million, payable on or before February 17, 2009.

Under the terms of the Credit Agreement between the Corporation and Macquarie Bank Limited (“Macquarie”), the Corporation is required to maintain cash and cash equivalents at least equal to the sum of all outstanding cash calls made by MSC to the Corporation plus certain other amounts.  The Corporation’s current cash balance is approximately US$3.3 million.  Accordingly, the Corporation is currently not in compliance with terms of the Credit Agreement as it has insufficient resources to fund the cash call from MSC.

The Corporation is also required by the Credit Agreement to maintain its shareholding in MSC at 49%.  If the Corporation does not fund its portion of the cash call by MSC, the Corporation’s shareholding in MSC may be diluted, which would also not comply with the terms of the Credit Agreement.

A portion of the principal amount outstanding under the Credit Agreement is scheduled to be repaid in March of 2009.  The amount scheduled to be repaid totals US$7,500,000.  The remaining outstanding principal under the loan of US$10,000,000 is scheduled to be repaid in September of 2009. The obligations to Macquarie under the Credit Agreement are secured by all of the assets of the Corporation.

The Corporation is in discussions with Macquarie about the possibility of refinancing the Credit Agreement or rescheduling the amounts due to Macquarie in March 2009 and is also reviewing other financing options which might be available to it.  To date, Macquarie has not given notice of its intention to accelerate amounts due under the Credit Agreement.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Company holds about 304,000 acres of mineral exploration land in Argentina including the 49% owned San José silver/gold mine that commenced production last year.  Minera Andes is also exploring the Los Azules copper project in San Juan province, where a program is underway to complete a scoping study. Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 190,158,851 shares issued and outstanding.

This news is submitted by Allen V. Ambrose, President and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets at the Company’s San José Project. The forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. In particular, there can be no assurance that production capacity at the San José mine will be successfully increased, that resources and reserves at the San José mine will be increased or there can be no assurance that Macquarie will not accelerate amounts due under the Credit Agreement, that Macquarie will agree to reschedule amounts due to it or that other financing will be available to the Corporation to rectify the current situation.  Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks.  We refer readers to the risk factors and uncertainties described in the Company’s continuous disclosure record, a copy of which is available under the Company’s profile at www.sedar.com.  Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates do not accept responsibility for the use of project data or the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits with “mineral reserves” that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC, because these terms are common usage in Canada and form part of our Canadian filing requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:  /s/ Allen V. Ambrose

Allen V. Ambrose, President and Chairman

Dated:  January 6, 2009